Mail Stop 4561

November 25, 2009

Nigel W. Bennett
Chief Executive Officer
OpenTV Corp.
275 Sacramento Street
San Francisco, CA 94111

> **Re: OpenTV Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **File No. 001-15473**

Dear Mr. Bennett:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Patrick Gilmore
Accounting Branch Chief